FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 31 March, 2022

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes__ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris Files 2021 Annual Report, 2021 Sustainability Report and 2021 Annual Report on Form 20-F, and Convenes Annual General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March, 2022

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Files 2021 Annual Report, 2021 Sustainability Report and 2021 Annual Report on Form 20-F, and Convenes Annual General Meeting of Shareholders

Luxembourg, March 31, 2022 – Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) filed today its 2021 Annual Report and its 2021 Sustainability Report with the Luxembourg Stock Exchange and with the other securities regulators of the markets where its securities are listed. These two reports (which contain the financial and non-financial information required by applicable Luxembourg law for the year ended December 31, 2021, including Tenaris’s consolidated financial statements as of and for the year ended December 31, 2021, Tenaris’s annual accounts as at December 31, 2021, and their related external auditors’ reports and consolidated management report and certifications) may be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam and are available on Tenaris’s website at ir.tenaris.com.

Tenaris has also filed today its annual report on Form 20-F for the year ended December 31, 2021, with the U.S. Securities and Exchange Commission (SEC). The 20-F annual report can be downloaded from the SEC’s website at www.sec.gov and from Tenaris’s website at ir.tenaris.com.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of any of these reports, free of charge, through our website at ir.tenaris.com/tools/printed-materials.

Tomorrow, April 1, 2022, Tenaris will be convening its Annual General Meeting of Shareholders to be held on May 3, 2022, at 15:30 (Central European time). The convening notice (which includes the meeting agenda and the procedures for voting at the meeting) can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam.

The following documents will be available on Tenaris’s website at ir.tenaris.com as of the date of the convening notice:

•	information on Tenaris’s total number of shares and voting rights as of the date of the convening notice;
•	the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the meeting agenda and draft resolutions proposed to be adopted at the meeting);
•	the 2021 Annual Report;
•	the 2021 Sustainability Report;
•	the 2021 Compensation Report; and
•	the forms required for purposes of voting at the Annual General Meeting of Shareholders.

Copies of these documents are also available, free of charge, at Tenaris’s registered office in Luxembourg, between 10:00 and 17:00 CET, subject to restrictions imposed from time to time by Luxembourg authorities due to Covid-19. In addition, shareholders registered in the Company’s share register may obtain electronic copies of such documents, free of charge, by sending an e-mail request to investors@tenaris.com.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.